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                                                                Exhibit 11(b)(2)


                              [Borden, Inc. Letterhead]



October 1, 1997



Mr. James O. Stevning
Chief Financial Officer
Borden Chemical, Inc.
180 East Broad Street
Columbus, OH  43215

Dear Jim:

This letter will confirm our verbal agreement that Borden, Inc. is prepared to provide up to $118.5 million of funding to finance the acquisition of Melamine at a rate not to exceed 10.5% pursuant to the terms of the term loan facility under the Loan Agreement between Borden, Inc. and Borden Chemical, Inc.


Sincerely,

/s/ Ronald P. Starkman


Ronald P. Starkman